SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Alexander & Baldwin, Inc.
________________________________________________________
(Name of Issuer)


Common Stock
_______________________________________________________
(Title of Class and Securities)

014482103
_______________________________________________________

(CUSIP Number of Class of Securities)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))





CUSIP No. 014482103                                             13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Shares)
NUMBER OF SHARES BENEFICIALLY      :      3,465,300 shares (8.0%)
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) NO VOTING POWER
							(Clients Vote Shares)
                                         2,914,100 shares
                                          (Includes shares owned by Longleaf
							Partners Fund)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Shares)
                                   :       3,983,200 shares (9.2%)
                                   __________________________________________
                                   :(8)  NO DISPOSITIVE POWER
							(Clients Determine)
                                   :     2,396,200 shares
							(Includes shares owned by Longleaf
							Partners Fund)
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (All Discretionary Shares with Voting Power)
 	3,465,300 shares
	(All Discretionary Shares with Dispositive Power)
	3,983,200 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES -X-
Non-Discretionary Shares and Investment Company Shares
See Items 3 and 4 of text
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      8.0% (All Discretionary Shares with Voting Power)
	9.2% (All Discretionary Shares with Dispositive Power)
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________


CUSIP No. 014482103						13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund				I.D. No. 63-6147721
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :      1,565,000
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                         None

                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :       1,565,000
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   : 	None

_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,565,000 shares
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       3.6 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________



CUSIP No.  014482103                                     13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3)
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________



Item 1.

     (a). Name of Issuer: Alexander & Baldwin, Inc.
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          822 Bishop Street
          Honolulu, HI 96813

Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

(1)		Southeastern Asset Management, Inc.
              	6410 Poplar Ave., Suite 900
              	Memphis, TN 38119

(2)		Longleaf Partners Fund
6410 Poplar Avenue, Suite 900
Memphis, TN, 38119

(3)		Mr. O. Mason Hawkins
              	Chairman of the Board and C.E.O.
              	Southeastern Asset Management, Inc.
              	6410 Poplar Ave., Suite 900
              	Memphis, TN 38119


     (c). Citizenship:

Southeastern Asset Management, Inc. - A Tennessee corporation

Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust

Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Class A Common Stock (the
            "Securities").

     (e). Cusip Number:  014482103


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(d.) Investment Company registered under Sec. 8 of the Investment
Company Act - Longleaf Partners Fund, a series of Longleaf Partners Funds
Trust.

(e.) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 12/31/99)
            (1). 	Discretionary Shares - Clients of Southeastern Asset
			Management, Inc.

			Sole Voting Power - 3,465,300 shares
			Sole Dispositive Power - 3,983,200 shares

		(2).	Longleaf Partners Fund - 1,565,000 shares

     (b). Percent of Class:
           	(1).	Discretionary Shares - Clients of Southeastern Asset
			Management, Inc.

			Sole Voting Power - 8.0%
			Sole Dispositive Power - 9.2%

		(2).	Longleaf Partners Fund - 3.6%


          Above percentages based on 43,123,536 shares of Common
          Stock outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

       	(1).	Southeastern Asset Management, Inc.
			Discretionary Shares - 3,465,300 (8.0%)
		(2).	Longleaf Partners Fund
			1,565,000 shares (3.6%)

          (ii).  No power to vote or to direct the vote:
			Southeastern Asset Management, Inc. -
			Non-Discretionary Shares for which beneficial ownership is expressly disclaimed - 2,914,100 shares

          (iii). sole power to dispose or to direct the disposition of:

            (1).	Southeastern Asset Management, Inc.
			Discretionary Shares - 3,983,200 (9.2%)
		(2).	Longleaf Partners Fund
			1,565,000 shares (3.6%)

          (iv).  No power to dispose or to direct the
                 disposition of:

Southeastern Asset Management, Inc. -
			Non-Discretionary Shares for which beneficial ownership is expressly disclaimed - 2,396,200 shares

Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A

Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated: February 14, 2000

                              Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Vice President and General Counsel

Longleaf Partners Fund

 By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Executive Vice President

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 14th day of February, 2000.

Southeastern Asset Management, Inc.

                              By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Vice President and General Counsel

Longleaf Partners Fund

 By  /s/ Charles D. Reaves
 					_______________________________________________
Charles D. Reaves
                              Executive Vice President

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________



ALEX13G.doc
SCHEDULE 13G - Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 8
8
ALEX13G.doc